August 19, 2020

Via E-mail
David T. Zhang, Esq.
Kirkland & Ellis
26th Floor, Gloucester Tower
The Landmark
15 Queen   s Road, Central
Hong Kong

       Re:    Sky Solar Holdings, Ltd.
              Amendment No. 1 to Schedule 14D-9
              Filed August 18, 2020
              File No. 5-88608

Dear Mr. Zhang:

        We have reviewed the amended filing and your response letter dated August 18, 2020 responding to our letter dated July 23, 2020. We note your response to prior comments 1, 2 and
3, including the reference to both Houlihan Lokey and the Company needing more time to understand assumptions, to provide analysis and to produce information. We remind the
Company of its obligations under Exchange Act Rules 14e-2(b) and 14d-9(c).

                                             *   *   *

       We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                          Sincerely,

                                                          /s/ Perry J. Hindin

                                                          Perry J. Hindin
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions